[redacted]

08029891

NITEDSTATES
IDEXCHANGECOMMISSION
ington, D.C. 20549

BD 4/1

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 29124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Furnace Brook Parkway
(No. and Street)

Quincy	MA	02169-4758
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P. McDonough (617) 328-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobs, Velella & Kerr, P.C.
(Name – *if individual, state last, first, middle name*)

388 Hillside Avenue	Needham	MA	02494-1221
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 8 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 27 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John P. McDonough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Investments, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL A. O'KEEFE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 15, 2013

John P. McDonough
Signature

President
Title

Carol A. O'Keefe
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN INVESTMENTS, INC.
SCHEDULE II – COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007 and 2006

	2007	2006
NET CAPITAL COMPUTATION		
SHAREHOLDERS' EQUITY	$ 5,484,536	$ 2,920,550
LESS: NON-ALLOWABLE ASSETS		
Receivable from non-customers in excess of related payable to non-customers	(784,977)	(417,968)
Receivable from affiliate	(675,995)	(606,136)
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost, net of accumulated depreciation and amortization	(82,384)	(99,748)
Deposits and prepaid expenses	(153,012)	(159,853)
Deferred income taxes	(45,897)	(23,580)
NET CAPITAL	$ 3,742,271	$ 1,613,265
RECONCILIATION WITH COMPANY'S COMPUTATION		
NET CAPITAL PER FOCUS REPORT	$ 3,822,470	$ 1,547,234
AUDIT ADJUSTMENTS FOR:		
Receivable from non-customers in excess of related payable to non-customers	(784,977)	-
Receivable from affiliate	(4,992)	(25,400)
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost, net of accumulated depreciation and amortization	53,299	(7,548)
Deposits and prepaid expenses	(141,870)	(148,811)
Deferred taxes	(22,317)	49,066
Commission revenue	1,509,667	101
State income and excise tax expense	126,792	145,667
Interest income	21,720	25,400
Rent	11,647	-
Computer supplies and expense	678	3,735
Commissions expense	(754,834)	-
Depreciation expense	(53,870)	3,338
(Provision for) benefit from deferred income taxes	(19,906)	28,081
Insurance expense	(11,417)	(6,957)
Legal and accounting expense	(8,785)	(1,000)
Loss on sale of property and equipment	(489)	-
Telephone	(396)	-
Bank charges	(86)	(114)
Office supplies and expense	(42)	473
Postage and delivery	(21)	-
NET CAPITAL	$ 3,742,271	$ 1,613,265

END